UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: April 28, 2016	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Notice on Applying to Delist American Depositary Shares from New York Stock Exchange and Terminate Registration with U.S. Securities and Exchange Commission

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

April 28, 2016

Notice on Applying to Delist American Depositary Shares from New York Stock Exchange and Terminate Registration with U.S. Securities and Exchange Commission

NTT DOCOMO, Inc. (“the Company”) hereby announces that on April 28, its Board of Directors resolved to apply for voluntary delisting of its American Depositary Shares (“ADSs”) from the New York Stock Exchange (the “NYSE”). In connection with the delisting, the Company intends to file for the termination of registration of its ADSs under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) in around March 2018.

1. Reasons for Delisting

The Company listed its ADSs on the NYSE in March 2002 mainly to boost the liquidity of the Company’s shares by giving more opportunities to foreign investors and to expand its avenues for procuring funds. Since then, the Company has made efforts to enhance disclosures for shareholders and investors with the goal of deepening their understanding of the Company, in addition to complying with the disclosure requirements of U.S. securities laws and regulations, providing consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and establishing internal controls in accordance with the Sarbanes-Oxley Act of 2002.

Meanwhile, the external environment has significantly changed as indicated by the increases in trading volume of Japanese stocks through stock exchanges in Japan by overseas investors due to the internationalization of the Japanese financial and capital markets, as well as the narrowing of the gap between U.S. and Japanese disclosure standards with respect to financial reporting due to a series of amendments to Japanese laws and regulations and accounting standards.

In this environment, the Company believes the significance to continue listing on the NYSE has faded, taking into account the fact that the trading volume of its ADSs on the NYSE accounts for only a small fraction of the total trading volume of its shares. Therefore, the Company has decided to apply for voluntary delisting of its ADSs from the NYSE and for termination of registration of its ADSs with the U.S. Securities and Exchange Commission (the “SEC”) under the Exchange Act.

2. Stock Exchanges on which the Company Will Maintain its Listings

The Company will maintain its listings on the Tokyo Stock Exchange.

3. Schedule

Around March 2018	The Company to provide the NYSE with a written pre-notice of the delisting application

The Company to file Form 25 with the SEC for delisting from the NYSE and deregistration with the SEC

Around April 2018	Delisting to become effective

The Company to file Form 15F with the SEC to terminate its reporting obligations under the Exchange Act

Aroud July 2018	Deregistration with the SEC to become effective Termination of the Company’s reporting obligations under the Exchange Act to become effective

Note:	The schedule provided above, including the anticipated effective dates, may be delayed if the SEC objects or requests an extended review or for other reasons.

4. Future Plans

After the delisting of its ADSs from the NYSE, the Company intends to maintain its American Depositary Receipt Program in the U.S. and therefore anticipates that its ADSs will continue to be traded in the U.S. on the over-the-counter market.

While the Company’s reporting obligations under the Exchange Act (including the obligation to file annual reports on Form 20-F) will be terminated, the Company will continue to disclose financial statements and other information, in English, on its website to ensure that its overseas shareholders and investors will continue to have appropriate information about the Company.

In Addition, the Company is considering preparing and disclosing its financial statements in accordance with International Financial Reporting Standards (“IFRS”) beginning with the three months ending June 30, 2018.

5. Contact Information for Inquiries regarding the Company’s ADSs

BNY Mellon Depositary Receipts (U.S.)

Phone:	1-888-BNY-ADRS (1-888-269-2377, U.S. toll free) 1- 201-680-6825 (International) (Available Monday through Friday, from 9:00 am to 5:00 pm, U.S. Eastern Time)

Website:	www.adrbnymellon.com www.mybnymdr.com

E-mail:	shrrelations@cpushareownerservices.com

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 70 million mobile customers in Japan via advanced wireless networks, including a nationwide LTE network and one of the world’s most progressive LTE-Advanced networks. DOCOMO is a leading developer of a 5G network that it plans to deploy by 2020, as well as network function virtualization (NFV), NFC infrastructure and services, emerging IoT solutions, and more. Outside Japan, the company is providing technical and operational expertise to seven mobile operators and other partner companies, and is contributing to the global standardization of all-new mobile technologies. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). Please visit https://www.nttdocomo.co.jp/english/.